UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2

(Amendment No. 12)*

Pulaski Financial Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

745548-10-7
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x]  Rule 13d-1(b)

[  ]  Rule 13d-1(c)

[  ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934  (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 745548-10-7	13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS. Pulaski Bank Savings and Ownership Plan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 374,846
	7.	SOLE DISPOSITIVE POWER 374,846
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 374,846
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3% of 11,274,232 shares of Common Stock outstanding as of December 31, 2011.
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) EP

Page 3 of 7 Pages

PULASKI BANK SAVINGS AND OWNERSHIP PLAN

SCHEDULE 13G

Item 1.

(a)           Name of Issuer:

Pulaski Financial Corp.

(b)          Address of Issuer’s Principal Executive Offices:

12300 Olive Boulevard
St. Louis, Missouri 63141
Item 2.

(a)           Name of Person Filing:

Pulaski Bank Savings and Ownership Plan

(b)          Address of Principal Business Office or, if None, Residence:

12300 Olive Boulevard
St. Louis, Missouri 63141

(c)           Citizenship:

See Page 2, Item 4.

(d)           Title of Class of Securities:

Common Stock, par value $0.01 per share

(e)           CUSIP Number:

See Page 1.

Item 3.	If this statement is filed pursuant to § 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(f) [x]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

This Schedule 13G is being filed on behalf of the Pulaski Bank Savings and Ownership Plan (the “KSOP”) identified in Item 2(a), which is filing under the Item 3(f) classification.  Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held by the trust established pursuant to the KSOP (the “KSOP Trust”).  Each trustee of the KSOP Trust is set forth in Exhibit A, although filing under the Item 3(f) classification because of their relationship to the KSOP, disclaims that he/she is acting in concert with, or is a member of a group consisting of the other KSOP trustees.

Page 4 of 7 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Page 2, Item 9.

(b)	Percent of class: See Page 2, Item 11.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:
See Page 2, Item 5.

(ii)	Shared power to vote or to direct the vote:
See Page 2, Item 6.

(iii)	Sole power to dispose or to direct the disposition of:
See Page 2, Item 7.

(iv)	Shared power to dispose or to direct the disposition of:
See Page 2, Item 8.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Page 5 of 7 Pages

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.                Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2012
____________________________________________
Date

/s/ Gary W. Douglass
____________________________________________
Signature

/s/ Paul Milano
____________________________________________
Signature

/s/ W. Thomas Reeves
 ____________________________________________
Signature

By: Gary W. Douglass, President and CEO, as KSOP Trustee
By: Paul Milano, Chief Financial Officer, as KSOP Trustee
By: W. Thomas Reeves, President of Pulaski Bank, as KSOP Trustee
____________________________________________
Name/Title

Page 7 of 7 Pages

Exhibit A

Shares of common stock of the issuer are held in trust for the benefit of participating employees in the Pulaski Bank Savings and Ownership Plan (the “KSOP”).  The Trustees for the KSOP are Gary W. Douglass, W. Thomas Reeves and Paul Milano (the “KSOP Trustees”).  The KSOP Trustees have voting and dispositive power over the shares held in the KSOP Trust.  By the terms of the KSOP, the KSOP Trustees vote stock credited to participant accounts as directed by the participants.  Common stock held by the KSOP Trust, to which participants have not made timely voting directions, is voted by the KSOP Trustees in the same proportion as the shares of common stock with respect to which instructions were received by participants, subject to the trustees fiduciary obligations under the Employee Retirement Income Security Act of 1974, as amended.

The KSOP Trustees and their beneficial ownership of shares of common stock of the issuer exclusive of responsibilities as KOSP Trustee or KSOP sponsor, as the case may be, are as follows (such ownership being disregarded in reporting the KSOP’s ownership within the Schedule 13G).

Name	Direct Beneficial Ownership	Beneficial Ownership As KSOP Participant

Gary W. Douglass	182,609	4,446
Paul Milano	62,028	—
W. Thomas Reeves	211,581	—

The KSOP Trustees expressly disclaim beneficial ownership of any shares held in the KSOP in which such person does not have a direct pecuniary interest.  The KSOP Trustees disclaim that they are acting in concert with, or are a member of a group consisting of the other trustees of the KSOP.